UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

BOND PROSPECTUS
for

HOUSING OPPORTUNITIES FUND, LP
Series A 04-2024, Non-Callable, Zero Coupon Bonds

Target Amount to be Raised: $1,500,000
Maximum Amount to be Raised: $5,000,000

We are offering to sell up to 5,000 units of our HOUSING OPPORTUNITIES FUND, LP, Series A 04-2024, Non-Callable, Zero Coupon Bonds. The specific terms of our bond offering are outlined below. You should read this prospectus and the applicable supplementary information carefully before you invest.

We are offering bonds directly to investors through a FINRA-registered Regulation Crowdfunding (Reg CF) funding portal, which acts as the intermediary in this bond issuance, pursuant to its legal authority to act as an intermediary affecting Reg CF securities transactions on behalf of qualified investors.

Investing in these bonds involves risks, which include but are not limited to those described in the "Risk Factors" section, beginning on page 22 of this prospectus.

Our bonds will be secured by a subordinated lien on our land and improvements. They are not savings accounts, deposits, or obligations of another entity besides our Fund. Our bonds are not guaranteed by the intermediary, our Fund, or any bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The SEC and FINRA have approved Reg CF offerings. However, neither the SEC, FINRA, nor any state securities commission has approved nor disapproved of this bond offering or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This document is a bond prospectus that includes, but is not limited to, the information required by the Form C registration statement filed by Housing Opportunities Fund, LP (the "Fund") with the Securities and Exchange Commission, or the "SEC."

This Form is used as the offering statement for Housing Opportunities Fund, LP which is offering for sale, their Series A 04-2024, Non-Callable, Zero Coupon Bonds. Any related amendments and progress reports, required to be added when offering securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§227.100 et seq.), will be attached as Appendices.

This Form is also used for an annual report, required by Rule 202 of Regulation Crowdfunding (§227.202), and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

Housing Opportunities Fund, LP is filing this Form for a bond offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§227.100 et seq.), files this Form prior to the commencement of the offering, and includes the information required by Rule 201 of Regulation Crowdfunding (§227.201). Housing Opportunities Fund, LP also includes, as required, the Summary of the Offering (see below) as an XML-based portion of this Form.

Housing Opportunities Fund, LP will file a report with the Commission annually up until the maturity of the bond offering, and will post the report on either or both our company's website or on our offering page on the Intermediary's website, no later than 120 days after the end of each fiscal year covered by the report. In such annual report(s), we will provide financial statements certified by our principal executive officer to be true and complete in all material respects. If, however, we have available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements will be provided, and subsequently, certification by our principal executive officer will not be required.

Investors should only rely on the information provided in this prospectus and additional supplements that can be found on the Housing Opportunities Fund, LP offering page on the Intermediary's website under "Issuer Financial Information", including any information incorporated by reference.

Neither Housing Opportunities Fund, LP nor any promoter or affiliate of Housing Opportunities Fund, LP nor the Intermediary, nor any U.S. regulatory agency has authorized anyone to provide different information. We are not offering the bonds in any jurisdiction where their offer or sale is not permitted. All aspects of this offering are made pursuant to the legal authorization for securities offerings of Reg CF, also known as a "crowdfunding investment."

A crowdfunding investment involves risk. You should not invest in any bonds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of Housing Opportunities Fund, LP and the terms of the offering, including the merits and risks involved.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

SUMMARY OF THE OFFERING

This section is considered the "cover page", under the general instructions of Form C. Information on this cover page will be generated based on the information provided in XML format on EDGAR. All additional information in this document will also be submitted to EDGAR, in file format consistent with Regulation S-T (§232 et seq.)

This section highlights the basics of the legal and financial terms of the bonds that are described in more detail throughout this prospectus. Final terms of this particular bond offering, if modified, will be contained in the supplemental Appendices. The terms in the Appendices may vary from and supersede the terms contained in this prospectus. Before you decide to purchase any bonds, you should read the more detailed information appearing elsewhere in this prospectus and in the applicable Appendices.

Key Terms

Issuer:	Housing Opportunities Fund, LP 50 Biscayne Dr. – Suite 5115 Atlanta, GA 30309 (678) 667-3361
Intermediary:	Infrashares, Inc. 2713 Belmont Canyon Rd. Belmont, CA 94002 SEC File #: 007-00107 CIK #: 0001686389 CRD #: 288408
Compensation Disclosure:	The Intermediary and its affiliates will receive a $1,500 administration fee plus 3.5% of the offering proceeds. The Intermediary has no other direct or indirect interest in the Issuer, nor any arrangement to acquire such an interest.
Name of Qualified 3d Party Escrow Agent:	North Capital Private Securities
Securities Offered	Housing Opportunities Fund, LP Series A 04-2024, Non-Callable, Zero Coupon Bonds.
Number:	Up to 5,000
Issuance Price (per bond):	$1,000.^{00} USD
Target Amount:	$1,500,000
Maximum Amount:	$5,000,000
Maturity:	Each bond will mature 24 months from the *bond issuance date*.
Interest:	These bonds yield a fixed interest rate at 8%. Interest is accrued semi-annually, beginning on the offering's completion date or bond issuance date. The bond issuance date will be the date that investors receive their bond certificates. An investor should expect to receive principal and interest payments on their bonds on the maturity date of the bond. Any payment date that lands on a bank holiday or weekend or at the end of the month on a day that every month may not have (i.e. the 31st of a month, only some months have 31sts), then investors will be paid the following business day.
Principal:	The principal is the original amount an investor invests in the offering. It is also the amount which accrues interest during the life of the bond. The principal is repaid at maturity.

Oversubscription:

Oversubscription (in the form of investment commitments over the maximum fundraise target) is allowed during the offering, but once the offering is completed, there is no oversubscription allowed.

The offering will be capped at the maximum fund raise amount of $5,000,000 (total offering amount), and is filled on a pro-rata/first-come first-serve basis based on transactions that are fully completed and settled.

The deadline to reach the target amount is at least 365 days from the start of the offering (the remaining offering period will always be highlighted to the investor on the Intermediary's website offering page).

If the sum of the investment commitments does not equal to or reach the minimum target offering amount at the offering deadline, then either 1) an issuer accepts a lower fund raised amount and investors invested in the bonds also confirm this change to the offering, at which case, the offering will be finalized and processed through accordingly or 2) an issuer extends the offering deadline to a future date beyond the original deadline and continue to raise funds accordingly in hopes to meet their target fundraise amount, and investors invested in the bonds also confirm this change to the offering or 3) no securities will be sold in the offering and investment commitments will be cancelled and committed funds will be credited back to investors' bank accounts or credit cards.

Offering Period:

The offering begins at 9:00am EST on June 1, 2022 and ends at 5pm PT at least 365 days from the offering go-live date.

Collateral Security

The bonds will be secured by a subordinated lien on the Fund's land and improvements.

Survivors' Options

There is no survivor's option for this security. The bonds may, however, be transferred by an authorized representative of the current beneficial owner of the bond to a new beneficial owner provided the new beneficial owner qualifies to register an account with the Intermediary to receive the bond's future payments.

Resale Restrictions

Securities issued pursuant to Section 4(a)(6) are not freely transferrable by the investor/purchaser during the one year period beginning when the securities are issued, unless such securities are transferred to the issuer of the securities, an accredited investor, as part of an offering registered with the commission, or to a member of the family of the purchaser.

No. of Employees

3

Financial Overview

The Fund commenced operations on January 1, 2022. The financial information presented reflects the period from inception to March 31, 2022.

	Current Fiscal Year	**Previous Fiscal Year**
Total Assets	$954,000	NA
Cash & Cash Equivalents	$4,000	NA
Accounts Receivable	-0-	NA
Short-term Debt	-0-	NA
Long-Term Debt	-0-	NA
Revenues/Sales	-0-	NA
Cost of Sales	-0-	NA
Expenses	($46,000)	NA
Taxes Paid	-0-	NA
Net Income (Loss)	($46,000)	NA

Use of Proceeds

Major Project Costs & Expenses. Single-family residential development costs and related expenses consist of land acquisition, surveys, soil & flood plain tests, development & building permits, zoning, clearing & grading, infrastructure, building materials, and labor. Pre-sale carrying costs also include real estate taxes, salaries, wages and benefits, utilities, capital improvements, repairs & maintenance, materials & supplies, insurance, marketing, and administrative expenses.

	If Target Amount Sold	If Maximum Amount Sold
Total Proceeds:	$ 1,500,000	$ 5,000,000
Less: Offering Expenses		
Intermediary Fees	(52,500)	(350,000)
Legal & Accounting	(50,000)	(50,000)
Net Proceeds	$ 1,397,500	$ 4,600,000
Use of Net Proceeds:		
Land Acquisition/Closing Costs	(1,200,000)	(1,200,000)
Architectural/Engineering	(197,500)	(300,000)
Surveys/Building Permits	-0-	(250,000)
Infrastructure	-0-	(2,850,000)
Total Use of Net Proceeds	($ 1,397,500)	($ 4,600,000)

SIGNATURE & DATE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

HOUSING OPPORTUNITIES FUND, LP
(Issuer)

Thomas E Elliott

Thomas Elliott, Managing Member
SUPPREME HOLDINGS, LTD., General Partner

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following person(s) in the capacities and on the dates indicated.

Thomas E Elliott

Signature: Thomas Elliott

Title: Managing Member, Supreme Holdings, Ltd.
General Partner

Date: April 30, 2022

FUND INFORMATION

Statement of Eligibility
Housing Opportunities Fund, LP is a domestic limited partnership, organized under, and subject to, the laws of Georgia, a state or territory of the United States or the District of Columbia. Housing Opportunities Fund, LP is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Housing Opportunities Fund, LP is not an investment company registered or required to be registered under the Investment Company Act of 1940. Housing Opportunities Fund, LP is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

Housing Opportunities Fund, LP has filed with the Commission and provided to investors, to the extent required, the annual reports and financial statements required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports). Housing Opportunities Fund, LP is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Neither Housing Opportunities Fund, LP nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Legal Structure
The Housing Opportunities Fund, LP (the "Fund") is organized as a Georgia limited partnership, organized to invest in real estate ventures, qualified opportunity zone properties, and related businesses while creating positive environmental and social impacts by promoting homeownership in the U.S.

Supreme Holdings, Ltd., the General Partner, is organized as a Georgia limited liability company. (See below, Notes to Financial Statements, Note 2 – Income Taxes).

SDS Systems, Ltd., a Georgia limited liability company, is a special purpose vehicle of the Fund, organized to develop software and artificial intelligence systems.

Fund Certifications & Registrations

State of Georgia – Annual Registration 2022. Housing Opportunities Fund, LP is current in its annual filings with the state of Georgia.(See Exhibit V, below)

Community Development Entity. Since 2014, Supreme Holdings, Ltd., the Fund's general partner, has been certified as a Community Development Entity (CDE) that is regulated by the U.S. Treasury Department's CDFI Fund. As such, we are eligible to receive periodic allocations of New Market Tax Credits (NMTC) for the purpose of providing loans and equity investments to qualified individuals and businesses in low-income communities throughout the U.S. (See Exhibit VI, below)

IRS Opportunity Zone Fund Certification. Though this project does not qualify as an Opportunity Zone (OZ) project, the Fund is certified by the IRS as a Qualified Opportunity Zone Fund. For qualifying OZ projects, its limited partnership interests may be purchased pursuant to a Reg D, 506(c) exempt private placement. Investors in these qualified partnership interests may defer capital gains tax liabilities from other sources, up to the amount invested in the Fund's qualified OZ projects.

Classes of Securities

Class of Security	Authorized	Outstanding	Voting Rights			Other Rights		
General Partner Units	100	100	Yes	X	No	Yes	X	No
Limited Partner Units	500	-0-	Yes	X	No	Yes	X	No
Zero Coupon Bonds	5,000	-0-						

Principal Security Holders

Name of Holder	No. and Class of Securities Held	% of Voting Power
Supreme Holdings, Ltd.	100, General Partner Units	100%
Thomas Elliott	900, LLC Units, (Supreme Holdings, Ltd.)	100%

Principal of The General Partner

Name:	**Thomas Elliott**	Dates of Board Service:	11-08-2014 to present
Principal Occupation:	Real Estate Developer	Years in the Business	44
Employer:	Supreme Holdings, Ltd.		
Employer's Business:	Real Estate Development		
Position:	Managing Member		

Business Experience:

Employer:	Supreme Holdings, Ltd.
Employer's Business:	Real Estate Development
Title:	Managing Member
Responsibilities:	Mr. Elliott has 44 years-experience in organizing, planning, and executing large-scale business and real estate projects. He has consistently demonstrated a deep understanding of the global economy and its impact on the current investment climate. He has extensive knowledge in several industries and the ability to perform comprehensive financial analyses of related business trends.
Accomplishments	During his career Mr. Elliott has coordinated economic development activities for private developers, faith-based institutions, and other community development organizations engaged in the development of over $650 million in multi-family residential, elderly hi-rises, regional shopping malls, urban strip centers, low-rise office complexes, hotels, and industrial properties. After selling his own 160-unit portfolio of residential and commercial properties in 2006, Mr. Elliott founded the Supreme Capital Group of social impact private equity funds. The **Housing Opportunities Fund, LP** is one of those funds, dedicated to the development and financing of housing-related endeavors.
Work History	Upon graduation from college in 1977, Mr. Elliott started his career in real estate by acquiring, renovating, and managing rental houses & apartment buildings in Chicago & NW Indiana. While continuing to increase his own portfolio of rental properties, in 1984 he joined Merrill Lynch as a Securities Broker-Dealer, selling public equities and mortgage-backed securities. In 1986, he moved on to Exchange National Bank as a Bond Dealer, specializing in the sale of collateralized mortgage obligation bonds. In 1987, he served as a Fund Advisor for the Chicago Equity Fund where he served as a management consultant for minority- and women-owned businesses. In 1989 he was appointed to the position of Deputy Commissioner, Housing, City of Chicago by Mayor Richard M. Daley. There he was responsible for supervising a staff of 300 city employees in the administration of elderly housing, homelessness intervention initiatives, and other HUD housing programs for a city of 3+ million residents. From 1991-1993 he served as Sr. Project Manager at Mesirow-Stein & Co., one of Chicago's largest commercial real estate developers. Upon graduation from law school in 1993, he became a private attorney, specializing in community development and real estate law, until 2006.

Education:

J.D.	Illinois Inst. of Technology-Chicago Kent College of Law, 1993
MBA, Accounting & Finance	DeVry University, 1986
B.S., Economics	Culver-Stockton College, 1977
B.S., Business Administration	Culver-Stockton College, 1976

Additional Coursework:

Mobile App Development	Java & Python programming languages
Cryptography	Blockchain (Solidity programming language)
Internet of Things (IOT)	Arduino & Raspberry Pi microcontrollers
Artificial Intelligence	Reinforcement Learning & Dynamic Programming
Cybersecurity	Certified Ethical Hacking & Vulnerability Testing

DESCRIPTION OF BUSINESS

Fund Mission & Purpose

At Supreme Capital Group, we view our role as gatekeepers of the global capital flow. Our purpose is to identify those opportunities that will benefit from the momentum created by the dominant global economic forces and direct capital to them.

We view the devastation of the American cities and the resultant loss of dignity and other social ills as meaningful problems in need of solutions. So, while we began as primarily a real estate investment organization, we realize that volatility in real estate markets is symptomatic of larger economic issues, so our investment focus has broadened to address some of those issues.

Therefore, the mission of the Housing Opportunities Fund, LP is to have important environmental and social impacts on the communities where we invest. We seek to create value for our investors and to restore human dignity by providing opportunities for residents of these communities to build wealth, receive living wages, and employment benefits. We view these as new "emerging" markets, here, in the U.S., but wherever they are located.

Investment Objectives & Strategy

The Fund's primary investment objective is to achieve a capital appreciation return, by investing in attractive real estate development opportunities that have important environmental and social impacts on the communities where they are situated. With each opportunity we seek capital growth, while utilizing an opportunistic investment strategy with maximum public support to give investors the risk control and benefits of higher returns.

Problem Identification

As social impact investors, we are concerned with developing wealth-building strategies. For the past 50 years, wealth-building strategies that were based on economic theories rooted in the control of the scarce resources of *land, labor*, or *capital*, began to fail because those are no longer the primary factors of productivity. Thus, the problem with developing wealth-building strategies that are based on archaic economic scarcity theories is that they are no longer effective at accomplishing the objective. Let's take a closer look at why:

Land	Labor	Capital
There is a long-held belief in the myth that homeownership is the key to the accumulation of wealth. That belief assumes that, (due to their relative scarcity & inflation), residential property values will always rise to a level that exceeds the amount of their outstanding mortgage debt, thereby creating wealth in the form of home "equity." Obviously, the housing market crash of 2008 and the condition of many neighborhoods in places like Detroit, MI, Gary, IN, and Camden, NJ represent stark evidence that those assumptions are flawed. In hundreds of areas like those, wealth-building through home equity is a mere figment of our imagination.	From the dawn of civilization up through the 19th century, agricultural economies were dependent on free, unskilled human labor, so the institution of slavery flourished during that era. In the U.S., the Civil War and technologies like the tractor and cotton gin were instrumental in ending that era and ushering in the large-scale manufacturing era that was typical of the *Industrial Age*. Similarly, in the early 20th century, manufacturing economies were dependent on cheap, unskilled human labor, which led to the rise of the assembly-line, labor unions, and low-wage manufacturing in underdeveloped countries.	Throughout history, the most efficient path to wealth-building has been through successful business ventures. However, the success of a new business venture depends on uncontrollable variables like the size of the potential market, the strength of the firm's competitive position, and the state of the global economy. Other key factors include the decision-making abilities of the management team, the novelty of the firm's value proposition, the efficiency of its supply chain, and the availability of sufficient capital to profitably exploit the perceived business opportunities.
This is due to the fact that home valuations are based on uncontrollable *market factors* like proximity to employment sources, public amenities, or, most importantly, the desire of other potential home buyers to live in that particular location. These factors are influenced further by the incidence of crime in the area, property tax rates, or the perceived quality of the schools.	Toward the end of WWII, the invention of the microprocessor made computers possible, ushering in the *Information Age.* This led to the proliferation of personal computers -- and their need to communicate with each other -- which led to the development of TCP/IP protocols, which became the networking architecture that made the Internet possible.	Many aspiring entrepreneurs are often led to believe that they can finance their new business ventures with debt capital. However, for many, debt capital (if available at all), comes with onerous collateral requirements, interest rates, or repayment terms that often guarantee failure. Even in the rare cases when it is available, a greater than 50% likelihood of business success is remote.
All of these factors make it extremely difficult to build any substantial homeownership wealth, given the speed of change present in most modern *neighborhood life cycles,* which take 50-75 years to complete.	Today, in the early 21st century, riding on that networking architecture, the rapid advent of artificial intelligence, robotics, embedded sensors, internet of things, and blockchain technologies have further devalued unskilled human labor in most advanced countries, leaving our leaders scurrying to devise programs that will close the "income gap" created by the time it takes humans to develop the necessary aptitudes and acquire the skills demanded by these new applications.	As recently as 2019, according to the U.S. Bureau of Labor Statistics, information technology companies had the highest failure rate at 63%, followed closely by: • Grocery stores: 61% • Local trucking: 60% • Plumbing, HVAC: 57% • Security brokers and dealers: 55% • Construction: 53% • Manufacturing: 51%
Today, in the midst of the global COVID-19 pandemic, even more households will become credit-challenged due to issues like job loss, student loan debt, bankruptcies, foreclosures, illness, & divorce. Other crucial personal factors like affordability, future family size, job stability, or home value forecasts for their chosen neighborhoods will weigh heavily on the housing decisions that they hope will increase their wealth.	Today, while facing potentially 20-25% "real" unemployment rates in our economy, this has forced us to re-imagine the nature of work and the efficacy and functionality of our education and labor training systems.	Today, with the onset of a pestilence-induced recessionary environment and impending currency devaluation (that we are likely to face indefinitely into the near future), debt-financed, small business entrepreneurship is not likely to provide significant wealth-building opportunities for many Americans.

Proposed Solutions

Due to rapid technological innovation, today's primary factors of productivity have become *information, intelligence*, and *energy*. Since these factors are not scarce, future wealth-building opportunities will rest in the realization that the abundant and ubiquitous nature of these new factors of production makes them impossible to be controlled. The ubiquitous powers of gravity, "aleph" numbers, the electromagnetic spectrum, and the forces that hold together subatomic particles are the abundant resources that are now being used to create new, productivity-increasing technologies. These abundant resources cannot be controlled because our access to them is limited only by the depth of our collective intelligence and our knowledge of the higher physics and mathematics. The information they contain and the wealth they will generate is incalculable. For example:

Information	Intelligence	Energy
Computer data is created by electrical impulses, that represent coded alpha-numeric symbols, that are organized into programming languages, that are used to communicate information. That information is an abundant factor of productivity that is now being used to create new, productivity-increasing technologies and digital currencies that generate new sources of wealth.	***Intelligence*** is the ability to gain useful insights from the analysis and evaluation of data. Over the approximately 4 million years of human existence, thanks to our unique ability to evaluate situations, make decisions, and create innovative solutions, in an environment of increasing uncertainty, we have managed to rise to the top of the food chain.	***Electrical energy*** is used to provide the power used to operate machinery, lighting, HVAC, and information systems. Since the early 20th century, it has been generated by heating water to produce enough steam to spin a wheel inside a magnetic field. Fossil and nuclear fuels are burned to heat the water that makes the steam. Over time, the burning of these fuels has caused irreparably harmful impacts to the environment.
The amount of data that the world creates doubles every year. By some estimates, it will reach 44 zettabytes per year by 2022. Most of that data is currently stored in "cloud" servers housed in massive data centers, computer hard drives, and mobile devices that require the burning of fossil fuels to generate the electricity required for its processing, storage, retrieval, and transmission.	What we discovered over time, was that creativity and innovation was not what distinguished us from other species, but it was the brain's processing power. Emulating humans, biased artificial intelligence systems, with the capability to analyze massive amounts of data with more speed and accuracy than humans ever could, were deployed. Yet, in some cases, an over-reliance on some of these systems has led to disastrous consequences.	Solar energy has long been the cornerstone of the "clean" energy movement, ostensibly to reduce the harmful impacts caused by burning fossil fuels. Yet, the photovoltaic panels currently in use require massive amounts of sunlight to generate the requisite amounts of electricity to satisfy our growing energy needs. However, the fatal flaw of these solar panels is that their productivity drops sharply during cloudy periods and at night, when sunlight is unavailable.
The burning of those fossil fuels releases massive amounts of carbon dioxide into the atmosphere, which has been proven to cause drastic climate changes that threaten the survival of all of Earth's life forms.	What we have since discovered is that human ethical and moral considerations are what ultimately distinguish us from other species – not processing power. These ethical and moral choices are what is needed to avoid having our species being replaced and, eventually, destroyed, by those very AI systems.	These legacy solar energy systems require the electricity generated by the solar panels to be stored in huge batteries. Those batteries are made with diodes that require the mining and smelting of *lithium*, a scarce mineral that is only found in the mountainous regions of South America, Australia, and Afghanistan. This forces an abundant, renewable resource (sunlight) to rely on a scarce, non-renewable resource (lithium) for its functionality, which is self-defeating.
Today, decentralized cloud storage has emerged as a potential solution to the world's growing data storage needs. However, the traditional cloud model has significant issues with security, availability, and performance-- particularly in remote regions far from major data centers. **The inherent benefits of decentralized cloud storage can efficiently address these needs.**	Today, by combining human morality and ethics with powerful artificial intelligence, natural language processing, and pattern recognition systems, business and government organizations no longer need large cohorts of human labor to produce society's needed goods and services. **The challenge is to re-imagine the nature of work and how humans will generate income in the not-so-distant future.**	Today, technology exists that uses luminescent particles from fruit and vegetable waste to absorb ultraviolet rays and convert them into visible light, which then passes through a photovoltaic film that converts that visible light into electrical energy. In early tests, one panel, the size of a windowpane, generated enough electricity to charge two mobile phones for 24 hours. **When used in home construction, these panels can generate enough electricity to power an entire home, forever.**

BUSINESS MODEL

As experienced real estate developers, our innovative approach is based on a radical change the way we view private residential properties. Historically, a "home" was valued, not merely for the utility of its shelter, but for the esteem and pride associated with its "ownership." A home was viewed, among other things, as a cost center whose economic value was determined, primarily by the desire of others who wanted to live in it.

Our approach is to view the home as a revenue generating economic engine, that is still valued for the utility of its shelter, but more by its ability to generate passive income for its owner. Its economic value is then determined, more by the present value of its future income-generating ability, than by the proximity of its location to desirable public amenities.

Environmental Impacts

By constructing our homes with energy generating systems (that use ultraviolet rays to generate electricity), we can now power the homes independently from the public utility systems we rely upon now, at no cost. We can use that cost-free electricity to power information systems that generate income for the household. By installing large capacity external hard drives, fiber optic bandwidth, and artificial intelligence systems in these homes, we can create decentralized data storage networks that are comparable to traditional data centers, but that are infinitely less costly to maintain, more secure, and less harmful to the environment by substantially reducing carbon emissions.

Social Impacts

Upon purchase, our homebuyers become "node operators" that are paid for storing data on their hard drive space (that is shared with the network) and the bandwidth (used for the normal retrieval of uploaded and downloaded files). For example, a 50-terabyte external hard drive node will hold 51,200 gigabytes of data. By contrast, your cell phone has a 20 gigabyte storage capacity. When installed in our newly constructed homes, each hard drive could generate approximately $22,000 - $48,000/year in usage fees (based on current prices) for each household, indefinitely into the future.

We expect that, as adoption rates increase, and this approach becomes more popular, this reliable source of passive income will have profound social impacts, both on labor markets and local economies:

Consumer Spending	Community Development	Private Equity
As our homebuyers gain this newfound purchasing power, we expect that most of that new income will be used for the consumption of essentials like more nutritious foods, better health care, and other housing-related expenses. We also expect that some of it will be used for extravagances like new cars or apparel, particularly from those who have suffered decades of economic insecurity and severe deprivation of the most basic of "creature comforts." We also acknowledge that, with proper motivation, those with higher levels of financial literacy will defer some of that new spending for higher education purposes or investments that may lead to a more secure retirement or future sources of greater prosperity. In our view, all of these choices will ultimately lead to desirable outcomes.	To facilitate direct deposit payments, our homebuyers will be required to have bank accounts at participating financial institutions. Also, community development financial institutions (CDFI's), savings & loans, credit unions, and other regulated financial institutions seeking credit for Community Reinvestment Act (CRA) activities may find this source of banking business an attractive opportunity to provide other financial services to this cohort of individuals, that, for many, will be first-time banking customers. As a condition of directing billions of dollars' worth of payments through their institutions, we expect that these participating financial institutions will agree to participate in our future community development activities.	Over time, this increased purchasing power will also create a massive new source of private equity capital that will need to be invested in new housing development and profit-seeking business ventures in underserved communities that will be expected to: • solve meaningful problems • generate competitive, risk-adjusted returns for its stakeholders, • pay competitive wages with health care and retirement benefits for its employees, and • create positive environmental and social impacts for the society at large.

Investment Focus

Housing Market Segments. Based on our analysis of the global economic trends and the current state of the region's housing demand & competitive supply, we have narrowed our investment focus for this project to the following areas:

- Luxury, single-family housing development
- Luxury condominium development

We have selected these segments of the market for our demonstration project to build and test our state-of-the-art energy generation systems and data storage networks in new homes, mainly because the current cost of these systems (relative to median home prices) is prohibitive at this time.

Software Development. Our software development teams at SDS Systems, Ltd. (our wholly-owned special purpose vehicle (SPV)), are currently working to develop a beta prototype "platform as a service" (PaaS) data storage system for installation in our newly-constructed homes. That platform is currently in need of further refinement, testing, and increased cybersecurity fortification.

Our Process. Our platform is a "peer-to-peer" computer network where data is encrypted and split into thousands of smaller bytes (called "shards"), that are then stored on hundreds hard drive devices. Each device is called a *node* and any node is capable of storing any part of the files on the network. The strength of our encryption algorithms and the broad distribution of our network nodes mitigate against the threat of ransomware attacks or other acts of cyberterrorism. SDS Systems, Ltd. then collects between $0.04 - $0.06/gigabyte each month from government agencies, universities, and corporations for the use of those storage nodes.[1] Those funds are then distributed to each node operator, based on the volume of data stored in their individual hard-drives.

Prototype Customers. This type of service is ideal for major government agencies and corporate enterprises that need:

- **Long-Term Storage** -- for infrequently accessed files for regulatory compliance, disaster recovery, or archival purposes;
- **Large File Transfer** – for temporary storage of large files for sharing or point-to-point transfers;
- **Database Backup** – for back-up and storage of critical database records;
- **On-Site Augmentation** -- storage service to complement on-premise storage;
- **Media Content** – for storage of large volumes of video, photo, or audio media; and
- **Log Files** – for long term storage and easy accessibility for log data.

As a minority-owned service provider, our goal is to enter long-term, no-bid, service agreements for the provision of our data storage services with government agencies and large corporations for at least 30% of their data storage needs. All of these organizations have supplier diversity programs and must comply with minority set-aside statutes of all federal, state, and local governments.

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[1] Data storage fees are currently $0.09 - $0.12/gigabyte, due to the high electricity costs at data centers. The price includes security and data protection features, including resilience capabilities, such as replication and backups.

CURRENT MARKET ENVIRONMENT

Major Trends

Aging Population. The 2020's are projected to be a transformative decade for the U.S. population. The population is expected to, i) grow at a slower pace, ii) age considerably, and iii) become more racially and ethnically diverse. The aging of "baby boomers" means that within just a couple of decades, older people are projected to outnumber children for the first time in U.S. history. By 2025, there will be 78.0 million people 65 years and older compared to 76.4 million under the age of 18.[2]

Migration Patterns. Generally, when economic conditions are good, the rate of migration is relatively stable. However, spurred by a mass reassessment of life/work balance goals, rampant crime and housing shortages in northern cities, a global pandemic, (which was followed by a significant increase in unemployment in the United States), and armed conflicts in war-torn countries like Ukraine, Syria, Afghanistan, Yemen, Iraq, Central America, and parts of sub-Saharan Africa, accordingly, both immigration to, and migration in, the United States has increased.[3] By 2030, net international immigration is projected to overtake natural increase as the primary driver of population growth in the United States, which is another demographic first for the United States.

In the *Young Adult* age group, the most common reasons for moving are job-, housing-, or family-related. Many of these moves are made between the ages of 18 to 34 – at a period marked by various life course transitions associated with moving. These include going to college, enlisting in the military, getting a job, getting married, and having children.

Diversity. At the same time that the U.S. population becomes older, it is also becoming more diverse by race and ethnicity. Nationally, since the 2010 census, the population of all non-white[4] race and ethnic groups grew 1.2% (African-Americans), 3.1% (Asian-Americans), to 18.5% (Hispanic-Americans).

Regional Economy. The Atlanta metro continues to expand its economy. Led by its three largest economic engines – Atlanta's Hartsfield-Jackson International Airport, Coca Cola Brands, and its five (5) major film and television studios -- it is becoming one of the top global communities in international trade and commerce. The region's Gross Regional Product (GRP) grew 2.7 percent from 267.5 billion in 2014 to $422.1 billion in 2019.[5]

Local Market Summary:

- The Atlanta metro will continue to be a hub of film production, international trade, and economic activity for the U.S;
- The population will continue to become more diverse as Black, Asian, and Hispanic groups continue to grow at a faster pace than Whites; and
- The demand for luxury housing will continue to grow as more affluent people migrate from the colder, more crime-ridden areas of the North, along with those seeking better value than the luxury housing opportunities available in the high tax states in California, Illinois, New York, and Connecticut continue to move to the Atlanta metropolitan area to pursue lucrative careers in the film and television industries.

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[2] Census.gov. Press Releases, Tip Sheet Statements, 2018*, Older People Projected to Outnumber Children*, Release Number: CB18-41
[3] Census.gov. Publications, 2015, *Young Adult Migration: 2007–2009 to 2010–2012*, Report Number: ACS-31, Megan J. Benetsky, Charlynn A. Burd, Ph.D., and Melanie A. Rapino, Ph.D.
[4] Analysts believe this may be attributed to more people identifying with their mixed racial backgrounds.
[5] Source: U.S. Bureau of Economic Analysis

STONECREST ESTATES PROJECT

Location

Located on a wooded 50-acres in the fashionable Stonecrest district of Dekalb County, Georgia, **Stonecrest Estates** will be an opulent, gated, single-family residential subdivision. Our goal is to provide mature, aspirational adults and HNW professionals the opportunity to experience the Atlanta lifestyle by providing them with spectacular residences, attractive amenities, and unparalleled service, in one of Atlanta's most desirable residential submarkets.

Demand Generators

Serving as global headquarters to several Fortune 500 corporations and major universities, the Atlanta metropolitan area has a vibrant economy with outstanding growth potential. Major film and television studios like Screen Gems and Tyler Perry Studios, media and telecom giants like Comcast and Sprint, along with major defense contractors like Honeywell, Siemens, and Northrup Grumman all provide exceptional employment opportunities for the foreseeable future. Further, major research institutions like the Center for Disease Control(CDC), Emory University, Georgia Tech, and the University of Georgia at Athens are all within 20 minutes driving distance.

Home Designs & Amenities

This 50+ acre parcel is ideal for the development of a gated community of twenty-two (22) spacious new 11,000 – 15,000 sf mansions, on 2-3 acre lots, with convenient access to major thoroughfares, great schools, health care facilities, and fine shopping. Each home provides the following luxury features:

- spectacular hilltop views;
- 4+ car garages;
- elevators;
- exercise rooms & heated swimming pools;
- oak kitchen cabinets & quartz counter-tops;
- Phiestina® luxury bathroom fixtures;
- water purification & centralized air filtration systems;
- pristine lawn maintenance; and
- 24-hr ultra-modern security systems.

Residential Technology Systems

Each home in this development will come equipped with a net-metering[6], UV powered, energy generation system (to provide free electricity); a 50-terabyte external hard drive; and fiber optic cabling with high-speed internet connectivity, (to generate passive income).[7]

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[6] "Net metering" means that excess electricity may be sold back to the local public utility provider.

[7] Each hard drive is expected to generate $2,000 - $4,000/month in data storage fees for the homeowner.

RISK FACTORS

An investment in our debt securities involves a number of risks. The risks described below represent the material risks you should carefully consider before making an investment decision. These risks may materially and adversely affect our property, liquidity, financial condition and results of operations, in which case the value of our partnership interests could decline significantly, and you could lose all or a part of your investment. The risk factors described below are not the only risks that may affect us.

General Economic Conditions

The market value of each of the Fund's investments may be affected by, among other things, changes in general economic conditions, market rates of interest, the condition of financial markets and the financial condition of the properties and other entities in which the Fund has invested. The Fund's management will not have any control over the extent or timing of such changes or their impact on the market value of any of the Fund's investments.

New Home Sales

This single-family residential development will derive income solely from the sale of new luxury homes and the improved lots where they are situated. The home prices will reflect the land acquisition costs, site improvement costs, construction materials & labor, and the present value of their future streams of income. Despite the fact that these homes have attractive aesthetic features and powerful purchase incentives, sales of new homes are always unpredictable.

To mitigate this risk, the Fund may enter into forward and/or option agreements with potential buyers of its properties. We also maintain active relationships with Christie's International Real Estate, Inc. (luxury home brokers & realtors), interior decorators, and real estate investors that are continually in the market for property acquisition targets.

Real Estate Market Risk

We acknowledge that success in the home development business is primarily a function of "time to market" or the length of time it takes to sell all of the units in the proposed project.

Sensitivity Analysis. To mitigate this risk and to gain an understanding of the potential impact on the profitability that could result from fluctuations in this key variable, a sensitivity analysis has been completed. The sensitivity analysis compares the probabilities of achieving the estimated cash flows under thousands of different scenarios, with the effects on cash flow that could result if the homes are sold within the first two (2) years of the holding period, or at some point later in the holding period. These outcomes are based on the differences in luxury housing supply & demand, mortgage availability, interest rates, and other unknowable contingencies.

Monte Carlo Simulations. Our algorithms run over 1,000 Monte Carlo simulations to assign probabilities to each scenario to estimate the likelihood of the estimated *Expected Sales, Profits, Losses,* or *1st Year Cash Flows* actually coming to pass. The results of these simulations are available upon request.

Potential Illiquidity of Real Estate Investments

Real estate is typically an illiquid asset class that is affected by market demand and supply factors. These factors may adversely affect the market value of a property or the ability of the Fund to dispose of them in a timely manner. Accordingly, there can be no assurance that the Fund will be able to sell any property when it desires to do so or to realize what it perceives to be their fair value in the event of a sale.

Potential Illiquidity of Exempt Securities

Our bonds are issued in a transaction exempt from registration under Regulation CF of the 1933 Act and are not registered thereunder, or any other law of the United States, or under the securities laws of any state or other jurisdiction. Reg CF Securities purchased through the Intermediary's platform cannot be resold, pledged, assigned or otherwise disposed of during the one-year period starting with the date of purchase, **unless** they are transferred: (1) to the company itself; (2) to an "accredited investor" (as defined in as defined in Regulation D under the 1933 Act); (3) in connection with a registered offering of the Reg CF Securities with the SEC; (4) to a family member of the Investor, or to a trust of the Investor or one of its family members; or (5) in connection with the Investor's death or divorce.

Therefore, if you require liquidity in your investment, you should not invest in Reg CF securities.

Leverage

The management of the Fund may borrow other funds on its behalf to increase investment positions or to make additional investments. Risk of loss and the magnitude of possible gains are both increased by the Fund's use of borrowed funds for these purposes.

Fluctuations in the market value of the Fund's property portfolio will have a greater effect relative to the Fund's capital than would be the case in the absence of leverage. In the case of borrowings secured by the Fund's properties, adverse market fluctuations may require the untimely liquidation of one or more of such properties. The amount of borrowings which any property may have outstanding at any time may be large in relation to its capital.

To mitigate this risk, we have established our targeted level of leverage below 90% for all properties.

Credit Risk

Our ability to make payments on the bonds depends upon the results of our operations. The Fund intends to honor its debt-servicing obligations. However, our ability to do so depends on our ability to generate sufficient revenue from our new home sales to service our bond principal and interest payments. Failure to generate sufficient revenue could prevent us from making distributions or otherwise providing cash needed in order to make payments on the bonds.

Cross-Collateral Liability

The Fund is a single legal entity and accordingly the assets of the Fund are available to all creditors of the Fund. To mitigate this risk, the Fund may use special purpose vehicles to hold title to properties that may become encumbered.

Third-Party Contractor Risks

When the Fund invests in a property, the Fund will be subject to the risk that the design professionals, engineers, and contractors involved in constructing such property could engage in misconduct. In addition, the Fund's investment in a property may be adversely affected if activities of the Fund's contractors and sub-contractors result in substantial liabilities or penalties for damages caused to third-parties or for liabilities or penalties resulting from breach of contract.

Concentration of Investments

As part of its investment strategy, the Fund may make concentrated investments in certain geographic areas or asset types. This lack of diversification may expose the Fund to the risks relating to a specific regional economy or asset type. Such accumulations could impair achievement of the diversification goals and the General Partner may be unable to determine whether such accumulations have occurred.

Tax Considerations

The Fund is suitable for sophisticated investors and is recognized as a "pass-through" vehicle. Persons interested in purchasing debt securities of the Fund should consult their professional advisors as to any federal, state, or local income, capital gains, or other tax consequences for the states where they are domiciled.

Environmental Impact Risks

Environmental Impact Studies are required for all investments where the project's environmental and social (E&S) risk profile and potential impacts, are major (e.g., irreversible, unprecedented, involving large resettlement) or moderate (generally site-specific, largely reversible and able to be mitigated). The results of the E&S due diligence shall be presented to the Fund's investment committee in concert with the results of the other due diligence conducted on the prospective investment. Critical mitigating actions that address gaps with the Fund's *Environmental and Social Policy* must be included in the investment agreement as conditions of investment.

"Key Man" Risks

Apart from the above-described risks, the Fund is managed by a small number of key individuals. If one or more of those key individuals dies, becomes incapacitated, or otherwise ceases to be involved in the activities of the Fund, it may sustain losses. To mitigate these risks, our investment advisers and technical consultants engage in thorough due diligence into the backgrounds of all officers, directors, board/advisory board, key employees, and any person or entity that, directly or indirectly, holds a fiduciary responsibility for any property. Further, we employ explicit "key person" provisions in all of our management agreements and insurance policies that protect the Fund should key personnel cease to be involved.

FINANCIAL STATEMENTS

I, <u>Thomas Elliott</u>, certify that the financial statements of Housing Opportunities Fund, LP included in this Form are prepared in accordance with U.S. generally accepted accounting principles and are true and complete in all material respects.

Auditors' Opinion



Andrew Benvenuti, Jr. CPA
PO Box 626
Manahawkin, NJ 08050
Phone (609)567-8297
Fax   (609)567-8299
Cell   (609)805-2240
Aben1040@aol.com

Independent Auditors' Report

THE PARTNERS OF HOUSING OPPORTUNITIES FUND, LP

Report on the Financial Statements

I have audited the accompanying financial statements of **HOUSING OPPORTUNITIES FUND, LP (a GA LLC)** which comprise the statement of financial position as of March 31, 2022, and the related statements of income, changes in partners' equity and cash flows for the period then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial HOUSING OPPORTUNITIES FUND, LP. as of March 31, 2022, and the results of its operations and changes in partners 'equity and cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Andrew Benvenuti, CPA

April 4, 2022

HOUSING OPPORTUNITIES FUND, LP

Audited Financial Statements
For the 3-month period from
January 1, 2022 to March 31, 2022

Statement of Financial Position

Assets:

Cash & cash equivalents	4,000
Prepaid expenses	940,000
Receivables	
Buildings & improvements	
Land	
Special purpose vehicles[8]	10,000
Total assets	**954,000**

Liabilities:

Accrued liabilities	
ST-debt	
LT-debt	
Total liabilities	-0-

Partners' Capital:

LP equity	-0-
GP equity [9]	1,000,000
Net income (loss)	(46,000)
Total equity	**954,000**
Total liabilities & equity	**954,000**

Statement of Comprehensive Income

Revenues:

Home Sales	
Less: Cost of sales	
Net revenues	
Other income	
Total revenues	**-0-**

Expenses:

Pre-acquisition	(46,000)
Syndication	
Broken deal	
Holding	
Interest	
Amort & Depreciation	
Total expenses	(46,000)
Net income (loss)	**(46,000)**

Statement of Cash Flows

Cash from operating activities	(46,000)
Cash from investing activities	46,000
Cash from financing activities	4,000
Net change in cash	4,000
Cash balance, Jan 1	-0-
LP distributions	-0-
GP distributions	-0-
Cash balance	**4,000**

Statement of Changes in Partners' Equity

	GP Equity	LP Equity	Total Equity
Contributions	1,000,000		1,000,000
Net income	(46,000)		(46,000)
Distributions	-0-		-0-
Partners' capital	**954,000**		**954,000**

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[8] See Note 2 – Summary of Significant Accounting Policies, Special Purpose Vehicles
[9] See Note 7 – Partners' Capital, Equity-Based Compensation

Notes to Financial Statements

Note 1--Nature of operations

Overview. Housing Opportunities Fund, LP (the "Fund"), is a Georgia limited partnership, organized for acquiring, developing, managing, and disposing of real estate properties, and engaging in all activities related thereto. The Fund is managed by Supreme Holdings, Ltd., a Georgia limited liability company, who serves as the General Partner.

Basis of Presentation. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. These financial statements were approved by management and available for issuance on March 21, 2022. Subsequent events have been evaluated through this date. Through March 31,2022 $-0- has been distributed to the partners.

Note 2-- Summary of significant accounting policies

Cash Equivalents. Cash equivalents may include short-term, liquid instruments, such as money market funds, that are readily convertible to known amounts of cash and have original maturities of three months or less. The Fund may invest its available cash in interest-bearing money market accounts with a major United States bank.

Special Purpose Vehicles. Investments in special purpose vehicles ("SPVs") may consist of common stock or partnership interests in United States limited liability companies or limited partnerships that invest in real estate or software development companies. On an annual basis, the Fund engages the services of a nationally recognized third-party valuation firm to perform an independent review of the valuation of the Funds' real estate properties and may adjust its valuations based on the recommendations from the valuation firm.

Prepaid Expenses. The Fund may incur certain pre-acquisition project costs that are related to obtaining project financing, government approvals, site planning, environmental remediation, relocation logistics, and legal issues related to, and directly identified with the acquisition, development, and construction of homes in a residential subdivision on a 50-acre property located at 3697 McDaniel Mill Rd., Stonecrest, GA. These project costs are to be capitalized and, if the property is not acquired, they are to be recognized as an expense. Organization costs are expensed as incurred.

Broken Deal Costs. Costs and expenses incurred relating to sourcing, investigating, identifying, analyzing, and pursuing investments in potential real estate properties that are not ultimately made are expensed as incurred with such amounts included in broken deal costs in the *Statement of Comprehensive Income*. All costs incurred related to executed transactions are capitalized in the initial cost of the real estate.

Syndication Costs. Syndication costs represent costs incurred in connection with the syndication of the Fund's securities. Those costs are reflected as a reduction of partners' capital. Up to $450,000 may be incurred for syndication costs in the initial year of the Fund and deducted from partners' capital at beginning of the year.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires the Funds' management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes. The Fund is a Georgia limited partnership whose income, gains, losses, and deductions are passed through to its partners. The Fund does not record a provision for U.S. federal, state, or local income taxes because the members and/or partners report their share of the Funds' income or loss on their respective income tax returns.

Note 3-- Fair value measurements

Fair Value. The Funds' assets are recorded at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Funds' own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

In determining fair value, the Fund uses valuation techniques that are consistent with the *market* or *income* approaches that are commonly used to measure real estate fair value. The availability of valuation techniques and observable inputs can vary from real estate to real estate and are affected by a wide variety of factors, including the type of real estate, whether the real estate is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the real estate properties existed.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy in which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement. The Fund establishes valuation processes and procedures to ensure that the valuation techniques for real estate properties are fair, consistent, and verifiable.

Note 4-- Concentration of credit risk
In the normal course of business, the Fund maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Fund is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contracted obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

Note 5-- Escrow proceeds receivable/Earn-Out payments
Not applicable

Note 6-- Committed capital
At March 21,2022, the Fund has commitments from the Limited Partners with respect to their partnership interests in the aggregate of $-0-. The General Partners may call commitments to enable the Fund to make investments in real estate properties, to pay fees and expenses, or provide reserves. No Limited Partner is required to fund an amount more than its uncalled commitment. At March 21,2022, the Fund has uncalled Limited Partner commitments amounted to $-0-. The ratio of total contributed capital to total committed capital is -0-%.

Note 7-- Partners' capital
Equity-Based Compensation. The Fund has issued unregistered general partnership interests to the directors of its General Partner as part of a written equity-based compensation plan. It relies on Rule 701 of the Securities Act of 1933 for exemption of those securities from federal registration requirements.

Equity-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718, "Compensation — Stock Compensation" ("ASC 718"), which requires recognition in the financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). ASC 718 also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

Pursuant to ASC Topic 505-50, "Equity-Based Payments to Non-employees", for share-based payments to consultants and other third-parties, compensation expense is determined at the measurement date. The expense is recognized over the vesting period of the award. Until the measurement date is reached, the total amount of compensation expense remains uncertain. The Fund initially records compensation expense based on the fair value of the award at the reporting date.

Allocation of partners' net profits and losses. Net real estate income or loss and net gain or losses on real estate properties for the year are allocated to the Partners according to the limited partnership or operating agreements.

Partners' distributions. The proceeds attributable to the Fund's investments (which shall include all proceeds attributable to the disposition of real estate properties, net of expenses, as well as any dividends or interest income earned on such real estate properties) are distributable in accordance with the respective limited partnership or operating agreements.

Carried interest allocation. The allocation of carried interest from the Limited Partners to the General Partners will remain provisional until the final liquidation of each Fund. For the inception period ended March 21,2022, the General Partners carried interest allocation, which includes realized and estimated unrealized gains on real estate properties, was $-0-.

Upon the final distribution of proceeds attributable to the Funds' real estate properties, the General Partners, if required, must return to the Limited Partners, in proportion to their capital contributions used to fund the Funds' real estate properties, an aggregate amount, not to exceed the General Partner's reallocation, to assure that the total distributions of proceeds attributable to the Funds' real estate properties are made in accordance with the above formula.

Note 8-- Management fees
Under the terms of the Agreement, the Fund pays an annual management fee, payable quarterly in advance, to the General Partner. The management fee ranges from 1.5 – 6.0% of the aggregate capital commitments of the Limited Partners. After reaching the Investment Period Termination Date (as defined in the *Limited Partnership Agreement*), the management fee will be based on the amount of net invested capital. For the period ended March 31,2022, the management fees charged to the Fund was $-0-.

Note 9-- Loans payable
Not applicable

Note 10-- Related party transactions
From time to time, the General Partners or any affiliate of the Fund may enter into specific transactions on behalf of the Fund and receive a fee for their services, as defined in the Agreement. The Fund has -0- amounts due to/from related parties for advances in the normal course of business.

As of March 31,2022, approximately $-0- is receivable/payable. Amounts are non-interest bearing and are due on demand.

Note 11-- Unfunded investment commitment
The Fund has no unfunded investment commitments as of March 31,2022.

Note 12-- Risk factors
Management of the Fund seeks real estate opportunities that offer the possibility of attaining substantial capital appreciation. Certain events particular to each industry in which the Fund invests, as well as general economic and political conditions, may have a significant negative impact on the investee's operations and profitability. In addition, the Fund is subject to changing regulatory and tax environments. Such events are beyond the Funds' control, and the likelihood that they may occur cannot be predicted.

Note 13-- Payables for real estate purchase transactions
None

Note 14-- Indemnifications
The Fund has provided general indemnifications to the General Partners, any affiliate of the General Partners, and any person acting on behalf of the General Partners or such affiliate when they act, in good faith, in the best interest of the Fund. The Fund is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

Note 15-- Subsequent events
Private Debt, Government Incentives, & Exempt Securities Offerings. The Fund is currently seeking debt capital from private lenders, development incentives from the local municipalities for its housing developments, and relies upon exemptions for the offering of its securities under Regulation CF of the Securities Act of 1933, as amended. In management's opinion, the proceeds from those grants and securities offerings will satisfy the Company's cash requirements for its development projects and we anticipate that it will not be necessary to raise additional funds in the next twelve months to implement the plan of operations.

Appendix A
Income Tax Examinations. Generally, the Fund may be subject to income tax examinations by major taxing authorities during the ten-year period after the period covered by these financial statements. The Fund is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Fund has determined that it has not incurred any liability for unrecognized tax benefits as of March 31, 2022.

The Fund does not expect that its assessment regarding unrecognized tax benefits will materially change over the next 12 months. However, the Funds' conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

Based on its analysis, the Fund has determined that it has not incurred any liability for unrecognized tax benefits as of March 31,2022. The Fund does not expect that its assessment regarding unrecognized tax benefits will materially change over the next 12 months. However, the Funds' conclusions may be subject to review and adjustment later based on factors including, but not limited to, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities

MANAGEMENT DISCUSSION & ANALYSIS

Results of Operations
Housing Opportunities Fund, LP is a newly organized issuer and, (due to the COVID-19 pandemic), has very little historical operations since its incorporation date on May 24, 2018.

Capital Resources
Private Debt Sources. According to the provisions of the limited partnership agreement, the general partner is authorized to borrow up to $50 million in acquisition and construction funds for the project on behalf of the Fund. Broadmark Capital (NY), has indicated an interest in providing senior debt capital for this project in an amount sufficient to complete the infrastructure development costs and Phase I of the home construction costs.

Public Equity. Dekalb County offers various development incentives for housing developments that helps to achieve their broader zoning and growth goals. These incentives typically take the form of density bonuses or fee waivers that accrue to the partners.

Profitability
The profitability of a single-family residential development will ultimately depend on a number of factors, primarily the demand factors for luxury housing and the number of competitive units that exist within the primary and secondary markets. The revenue estimates could vary significantly if the development either exceeds or fails to meet the revenue and spending assumptions on which the estimates are based.

OTHER MATERIAL INFORMATION

Exhibit I -- Project Maps & Preliminary Site Plan


Alpharetta
Acworth
Kennesaw
Marietta
Duluth
Norcross
Lawrenceville
Winder
Braselton
Jefferson
Danielsville
Athens
Emory
Univ/CDC
Coca-Cola Hdqtrs
Austell
Tyler Perry Studios
Atlanta
Loganville
Stonecrest
Estates
Monroe
Univ. of Georgia
Watkinsville
Conyers
College Park
Jackson-Hartsfield Int'l
Airport
Stockbridge
Covington
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Map



Aerial Photo


3967 McDaniel Mill Road Li
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Zone AE
850
770
760
Area: 12.4 Acres
Area: 0.1 Acres
Perimeter: 245.5 Feet
Length: 3.2 Feet

Preliminary Site Plan – Stonecrest Estates

Exhibit II -- Photo Gallery (Home Models)

11,000 SF, 6-BR/5-BA



11,500 SF, 7-BR/5BA



11,800 SF, 8-BR/6.5/BA



15,947 SF, 5-BR/6.5-BA



Exhibit III – Residential Technology Systems



Renewable Energy & UV Sequestration Panels



50-Terabyte External Hard Drive

Exhibit IV -- Attestations

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Offering Statement at, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   a. in connection with the purchase or sale of any security? ☐ Yes ☑ No
   b. involving the making of any false filing with the Commission? ☐ Yes ☑ No
   c. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities?
      ☐ Yes ☑ No

2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   a. In connection with the sale of any security? ☐ Yes ☑ No

   b. involving the making of any false filing with the Commission? ☐ Yes ☑ No

   c. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities?
      ☐ Yes ☑ No

3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   a. At the time of filing this offering statement bars the person from:
      i. Association with an entity regulated by such commission, authority, agency, or officer? ☐ Yes ☑ No
      ii. Engaging in the business of securities, insurance, or banking? ☐ Yes ☑ No
      iii. Engaging in savings association or credit union activities? ☐ Yes ☑ No
      iv. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
         ☐ Yes ☑ No

4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   a. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

   b. places limitations on the activities, functions, or operations of such person? ☐ Yes ☑ No

   c. bars such person from being associated with any entity or from participating in the offering of any penny stock ? ☐ Yes ☑ No

5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of :

    a. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐Yes ☑ No

    b. Section 5 of the Securities Act? ☐ Yes ☑ No

6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association f or any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation "A" offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation "A" exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐Yes ☑ No

8) Is any such person subject to a United States Postal Service f al se representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

Exhibit V – State of Georgia, Annual Registration 2022

STATE OF GEORGIA
Secretary of State
Corporations Division
313 West Tower
2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

Annual Registration

Electronically Filed
Secretary of State
Filing Date: 03/21/2022 16:23:16

BUSINESS INFORMATION

BUSINESS NAME	: HOUSING OPPORTUNITIES FUND, LP
CONTROL NUMBER	: 20058520
BUSINESS TYPE	: Domestic Limited Partnership
ANNUAL REGISTRATION PERIOD	: 2022

BUSINESS INFORMATION CURRENTLY ON FILE

PRINCIPAL OFFICE ADDRESS	: 50 Biscayne Dr NW - Suite 5115, Atlanta, GA, 30309, USA
REGISTERED AGENT NAME	: Thomas Elliott
REGISTERED OFFICE ADDRESS	: 50 Biscayne Dr NW #5115, Atlanta, GA, 30309, USA
REGISTERED OFFICE COUNTY	: Fulton

GENERAL PARTNER	TITLE	ADDRESS
SUPREME HOLDINGS, LTD CO	General Partner	50 Biscayne Dr NW # 5115, Atlanta, GA, 30309, USA

UPDATES TO ABOVE BUSINESS INFORMATION

PRINCIPAL OFFICE ADDRESS	: 50 Biscayne Dr NW - Suite 5115, Atlanta, GA, 30309, USA
REGISTERED AGENT NAME	: Thomas Elliott
REGISTERED OFFICE ADDRESS	: 50 Biscayne Dr NW #5115, Atlanta, GA, 30309, USA
REGISTERED OFFICE COUNTY	: Fulton

GENERAL PARTNER	TITLE	ADDRESS
SUPREME HOLDINGS, LTD CO	General Partner	50 Biscayne Dr NW # 5115, Atlanta, GA, 30309, USA

AUTHORIZER INFORMATION

AUTHORIZER SIGNATURE	: Thomas Elliott
AUTHORIZER TITLE	: General Partner

Exhibit VI – CDFI Community Development Entity Certification



DEPARTMENT OF THE TREASURY
COMMUNITY DEVELOPMENT FINANCIAL INSTITUTIONS FUND
1500 PENNSYLVANIA AVENUE, NW
WASHINGTON, D.C. 20220

November 04, 2014

Thomas Elliott
Supreme Holdings, Inc.
4074 Annistown Rd.
Snellville, GA 30039-6906
Email: suprceo@gmail.com

RE: Notice of CDE Certification
        Control Number of Applicant CDE: 14NMC007974

Dear Thomas Elliott:

I am pleased to inform you that the Community Development Financial Institutions Fund (the CDFI Fund) of the United States Department of the Treasury (the "CDFI Fund") hereby certifies Supreme Holdings, Inc. (14NMC007974) as a Community Development Entity (a "CDE"). This letter officially documents the organization's certification as a CDE and sets forth the terms under which the certification is granted.

Certification as a CDE means that an organization meets the CDE eligibility requirements set forth in the statute governing the NMTC Program and the CDFI Fund's CDE Certification Guidance document (Federal Register Vol. 66, No. 245). These requirements state that a CDE must be a legal entity; must demonstrate a primary mission of serving, or providing investment capital for, low-income communities or low-income persons; and must maintain accountability to low-income communities through their representation on a governing board of, or advisory board(s) to, the CDE.

For your information, the CDFI Fund has determined that your organization's accountability is to low-income communities in the following service area: National.

This determination was based on the CDFI Fund's assessment of governing or advisory board members and their accountability to residents of the low-income communities in that service area. If your organization wishes to expand the service area in the future, it may do so by expanding its board representation to include accountability to the expanded area, and submitting a request to the CDFI Fund.

Certification does not constitute an opinion by the CDFI Fund as to the effectiveness or financial viability of the certified organization. Certification status may be reviewed from time to time, as deemed appropriate by the CDFI Fund, for any CDE, to ensure that the organization meets the CDFI Fund's applicable CDE certification criteria. Thus, the CDFI Fund may ask a certified organization to submit information demonstrating its continued compliance with the applicable

CDE eligibility requirements. The certification conferred by this letter will be effective indefinitely unless, as a result of a review of the organization by the CDFI Fund, the CDFI Fund, in its sole discretion, decides to end the certification on an earlier date.

Congratulations on being certified as a CDE.

Thank you for taking the time to participate in the certification review, and for your continued interest in the NMTC Program.

Sincerely,

Christopher J. Stever
Associate Program Manager
Certification, Compliance Monitoring and Evaluation